Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD June 02	YTD June 03	YTD June 02	YTD June 03

Cash received from customers	149.646	144.108	217,5	206,1
Financial income received	1.467	3.630	2,1	5,2
Dividends and other distributions	446	68	0,6	0,1
Other incomes	177	330	0,3	0,5
Payments to suppliers and employees	(134.944)	(141.326)	(196,1)	(202,1)
Interests paid	(10.226)	(6.916)	(14,9)	(9,9)
Income taxes paid	(346)	(198)	(0,5)	(0,3)
Other expenses	(538)	(1.134)	(0,8)	(1,6)
Added Value Tax and others	(8.009)	(4.168)	(11,6)	(6,0)
Net cash flow from operating activities	(2.328)	(5.605)	(3,4)	(8,0)

Sale of Property, Plant and Equipment	425	430	0,6	0,6
Sale of permanent investments	-	136	-	0,2
Sale of other investments	-	8.006	-	11,5
Other proceeds from investments	281	-	0,4	-
Acquisition of fixed assets	(4.790)	(1.276)	(7,0)	(1,8)
Permanent investments	-	-	-	-
Other disbursements	-	(14.967)	-	(21,4)
Net cash flow used in investing activities	(4.085)	(7.670)	(5,9)	(11,0)

Issuance of shares	-	63.097	-	90,3
Loans obtained	39.244	17.143	57,0	24,5
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(3)	(17)	(0,0)	(0,0)
Repayments of bank borrowings	(33.073)	(53.274)	(48,1)	(76,2)
Repayments of bonds	(758)	(9.760)	(1,1)	(14,0)
Payment of expenses related to shares issuance	-	(238)	-	(0,3)
Others	-		-	-
Net cash flow provided by financing activities	5.410	16.950	7,9	24,2

Net cash flow for the period	(1.002)	3.675	(1,5)	5,3

Effect of price-level restatements on cash and cash equivalents	(573)	239	(0,8)	0,3

Net increase in cash and cash equivalents	(1.575)	3.914	(2,3)	5,6

Cash and cash equivalents at the beginning of year	4.629	7.844	6,7	11,2

Cash and cash equivalents at end of the period	3.054	11.758	4,4	16,8

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1 Exchange rate on June 2002 US$1.00 = 699,12
Exchange rate on June 2001 US$1.00 = 688,05

Última actualización 29-08-2003
Por .